Exhibit 99.1

News Release

For Immediate Release

Stantec announces solid second quarter 2009 results

EDMONTON AB (August 6, 2009) TSX, NYSE:STN

North American design firm Stantec announced second quarter 2009 results today with gross revenue increasing 13.0% to C$388.1 million and net revenue increasing 10.1% to C$318.1 million compared to the second quarter of 2008. Net income for the quarter was C$22.3 million, and diluted earnings per share were C$0.49.

“During the first six months of 2009, we have experienced challenging market conditions across North America. I’m pleased that our employees continue to deliver by managing the business effectively and efficiently, which is reflected in our results this quarter and year to date,” says Bob Gomes, Stantec President & CEO.

The outlook through the rest of the year remains stable for Stantec. In the quarter, the firm began to see some smaller stimulus funded projects being awarded, but it does not expect to feel any significant effect of stimulus funding in the infrastructure market until the end of 2009 or early 2010. Stantec believes that infrastructure spending approved by the US and Canadian federal governments in the first quarter of 2009 will assist in maintaining its backlog and replace some projects that have been curtailed due to difficult economic conditions.

Key developments in the quarter included the following:

▪
Gross revenue increased 13.0% to C$388.1 million compared to C$343.3 million in the second quarter of 2008. Net revenue increased 10.1% to C$318.1 million from C$289.0 million, and net income was up 0.9% to C$22.3 million compared to C$22.1 million. Diluted earnings per share were C$0.49 in the second quarter of 2009 compared to C$0.48 in the same period last year, representing an increase of 2.1%.

▪
Year-to-date 2009 gross revenue increased 24.8% to C$792.9 million compared to C$635.1 million in the same period of 2008, and net revenue increased 21.6% to C$661.4 million from C$543.9 million. Net income increased 10.3% to C$43.0 million from C$39.0 million. Diluted earnings per share were up 10.6% to C$0.94 from C$0.85.

▪
During the second quarter Stantec announced it had renewed its normal course issuer bid pursuant to which it may purchase up to 2,273,722 of its common shares, representing approximately 5% of its issued and outstanding shares. Stantec also announced it was awarded a contract to design the rehabilitation of the West Roxbury Tunnel, a 12,500-foot-long, 84-inch-diameter rock tunnel running beneath Boston, Massachusetts.

▪	Also in the second quarter, Mr. David Emerson P.C. and Mr. Robert (Bob) Gomes, the new President & CEO of Stantec, were added to the board of directors.

▪
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on August 6 and are available to download free of charge from the Investors section on www.stantec.com. The documents are also available from Stantec.

Project activity in the quarter is a good reflection of how Stantec’s diversification is helping the firm continue to succeed in a challenging market. For example, Stantec’s Environment practice was awarded a contract with the City of Windsor, Ontario, to provide services for developing a combined sewer overflow treatment system, as part of its riverfront pollution control plan. This project award is a direct result of stimulus funding for infrastructure projects in Canada. In Victoria, British Columbia, the firm was chosen to provide program management, technical planning, and preliminary engineering services for the installation of the Capital Regional District (CRD)—Core Area Wastewater Treatment Program. This multiyear initiative is one of the largest wastewater treatment programs in the world and will provide secondary treatment facilities for the CRD core area communities by 2017.

In Los Angeles, Stantec’s Transportation group is part of a team providing on-call project management, construction management, and staff assistance services to the Southern California Regional Rail Authority in support of new construction and rehabilitation projects for its Metrolink commuter rail system. The work will span five years and include more than a dozen large projects. In Philadelphia, Pennsylvania, the firm is working on systems for warning device replacement and improvement projects on trolley lines, and in Miami, Florida, Stantec was chosen to design and commission signal and communication systems for three new metrorail stations connecting passengers to the Miami Intermodal Center, a massive transportation hub being developed by the Florida Department of Transportation at Miami International Airport. Work also began on rehabilitating the signal system for the 38th Street Yard Leads Reconstruction Project in the Borough of Brooklyn for New York City transit.

In Nevada, Stantec’s Urban Land group is working on a project for the Nevada Department of Transportation to design the landscaping and aesthetics for Interstate 15 South in Las Vegas. In California, work continues on Phase 1 of Walker Community Park for the City of Galt, for which the firm is providing landscape architecture, survey, and civil, electrical, and environmental engineering services.

Stantec’s Buildings team has been hired to help the Bermuda Hospitals Board expand and redevelop the aging King Edward VII Memorial Hospital located in Hamilton, Bermuda. The firm is providing a full suite of integrated services—architecture; interior design; mechanical, electrical, and structural engineering; and sustainability consulting—for the project which is intended to be delivered through a public-private partnership. In addition, the firm was awarded a contract with the University of the Fraser Valley in British Columbia to provide integrated services in architecture, landscape architecture, interior design, and structural, mechanical, electrical, and civil engineering for the first phase of the relocation of its Chilliwack campus.

“Our performance to date in 2009 is a direct reflection of the stability of our business model and our employees’ ability to react to and take advantage of the opportunities that exist in a changing market,” adds Gomes.

The second quarter conference call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 866-321-8231and provide the confirmation code 8158548 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains information regarding "forward-looking statements". By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

These factors include, but are not limited to the risk that economic downturns could have a negative impact on our business as clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.  If we experience delays and/or defaults in customer payments we could suffer liquidity problems or be unable to recover our expenditures. Goodwill and other intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of July 31, 2009, and accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2008 Financial Review and the Caution Regarding Forward-Looking Statements in our Second Quarter 2009 Report. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.

- Income Statement and Balance Sheet attached -

Consolidated Balance Sheets
(Unaudited)

	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	13,738	103,979
Cash held in escrow	-	7,392
Accounts receivable, net of allowance for doubtful accounts of
$10,143 ($11,597 – 2008)	279,653	256,243
Costs and estimated earnings in excess of billings	111,540	75,602
Income taxes recoverable	16,114	7,647
Prepaid expenses	10,918	8,094
Future income tax assets	19,168	15,265
Other assets	4,022	6,503

Total current assets	455,153	480,725
Property and equipment	121,485	114,410
Goodwill	520,721	446,818
Intangible assets	60,435	45,989
Future income tax assets	20,834	20,786
Other assets	43,275	36,158

Total assets	1,221,903	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	158,383	198,228
Billings in excess of costs and estimated earnings	40,736	43,845
Income taxes payable	-	9,920
Current portion of long-term debt	44,827	34,096
Future income tax liabilities	17,918	13,920

Total current liabilities	261,864	300,009
Long-term debt	294,145	215,113
Future income tax liabilities	30,909	26,492
Other liabilities	67,145	64,297

Total liabilities	654,063	605,911

Non-controlling interest in subsidiaries	207	-

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	219,495	218,757
Contributed surplus	12,247	10,458
Retained earnings	351,649	308,629
Accumulated other comprehensive (loss) income	(15,758)	1,131

Total shareholders' equity	567,633	538,975

Total liabilities and shareholders' equity	1,221,903	1,144,886

Consolidated Statements of Income
(Unaudited)
	For the quarter ended		For the two quarters ended
	June 30		June 30
(In thousands of Canadian dollars, except share and per share amounts)	2009 $	2008 $	2009 $	2008 $

INCOME
Gross revenue	388,121	343,327	792,921	635,130
Less subconsultant and other direct expenses	70,061	54,268	131,571	91,212

Net revenue	318,060	289,059	661,350	543,918
Direct payroll costs	141,319	127,485	291,163	242,092

Gross margin	176,741	161,574	370,187	301,826
Administrative and marketing expenses	131,301	118,033	279,363	225,002
Depreciation of property and equipment	6,831	6,836	13,958	12,203
Amortization of intangible assets	3,464	2,553	8,828	5,219
Net interest expense	3,008	2,011	6,438	3,513
Share of (income) loss from associated companies	-568	54	-842	160
Foreign exchange losses	1,403	380	1,971	21
Other income	-204	-400	-550	-630

Income before income taxes	31,506	32,107	61,021	56,338

Income taxes
Current	8,824	14,201	20,696	18,200
Future	323	-4,199	-2,695	-904

Total income taxes	9,147	10,002	18,001	17,296
Net income for the period	22,359	22,105	43,020	39,042

Weighted average number of shares outstanding – basic	45,473,500	45,656,377	45,469,180	45,656,836

Weighted average number of shares outstanding – diluted	45,875,464	46,122,311	45,882,267	46,187,313
Shares outstanding, end of the period	45,505,457	45,606,823	45,505,457	45,606,823

Earnings per share
Basic	0.49	0.48	0.95	0.86

Diluted	0.49	0.48	0.94	0.85